Exhibit 99.1

TechFaith Reports First Quarter 2015 Financial Results;

Announces Management Succession

Beijing, China, May 26, 2015 - China TechFaith Wireless Communication Technology Limited (NASDAQ: CNTF) (“TechFaith” or the “Company”) today announced its unaudited financial results for the first quarter ended March 31, 2015. Separately, the Company announced a planned management succession.

For the first quarter of 2015, TechFaith reported total net revenues of US$24.7 million compared to US$26.7 million in the fourth quarter of 2014 and US$26.8 million in the first quarter of 2014. Gross profit for the first quarter of 2015 was US$2.2 million compared to US$3.5 million in the fourth quarter of 2014 and US$2.3 million in the first quarter of 2014, which reflects the adverse impact of the Company’s lower revenues in the first quarter of 2015 and a less favorable business mix as compared to the same period last year. Gross margin for the first quarter of 2015 was 9.0% compared to 12.9% in the fourth quarter of 2014 and 8.6% in the first quarter of 2014.

Net loss attributed to TechFaith for the first quarter of 2015 was US$3.1 million or US$0.06 net loss per basic and diluted weighted average outstanding ADS, compared to a net loss of US$3.9 million or US$0.07 net loss per basic and diluted weighted average outstanding ADS in the fourth quarter of 2014, and net loss of US$2.9 million or US$0.05 net loss per basic and diluted weighted average outstanding ADS in the first quarter of 2014.

Miss Ouyang Yuping, TechFaith’s Chief Financial Officer, said, “Revenues during the first quarter of 2015 were at the midpoint of our guidance. Growth in our brand name phone business, along with rental income from our real estate portfolio, helped offset seasonal weakness due to the Chinese New Year and softness in our original developed product, or ODP, business. We were able to reduce our net loss as compared to the prior quarter, by achieving operational efficiencies which lowered our operating expenses. Specifically, we lowered our operating expenses by 40.9% to US$5.2 million, as compared to US$8.7 million in the fourth quarter of 2014. We ended the first quarter of 2015 with a balance of cash and cash equivalents of US$165.2 million, or approximately US$3.1 per ADS in cash and cash equivalents, and our net book value was approximately US$6.1 per ADS. Our focus remains on expanding higher margin opportunities in our brand name phone business, while at the same time further developing our real estate portfolio.”

Management Succession

The Company today announced that effective as of today, its Founder, Mr. Defu Dong, will serve solely as Chairman of the Board of Directors. The Company’s President and Chief Operating Officer, Mr. Deyou Dong, will also serve as the Chief Executive Officer of TechFaith. Mr. Deyou Dong has been an executive with the Company since 2007, and has served as Chief Operating Officer since 2009 and President since 2011.

Mr. Defu Dong, Chairman of TechFaith, said, “It is with great pride that I am transitioning the role of CEO to Mr. Deyou Dong. Since founding the Company 13 years ago, we have worked hard to establish a global brand. Deyou has been working by my side the majority of this time, helping to develop and execute our business strategy. Now that we have gained critical scale with our real estate portfolio it is a logical decision to split the Company’s executive roles as part of a planned transition. We will greatly benefit from having Deyou, a proven and trusted executive, serve in the day-to-day role of CEO to both motivate our employees to achieve greater results and infuse our corporation with powerful new ideas.”

Mr. Deyou Dong, Chief Executive Officer of TechFaith, said, “I would like to thank Mr. Defu Dong for his leadership, commitment to the Company and its shareholders, and his confidence in me. I am excited about the opportunity to serve as TechFaith’s CEO. This is a formal recognition of much of the work I have been doing, which will help smooth and accelerate the transition into my new role. We have added confidence in the Company’s future, given the increasing strength of our diversified business model. We are working hard to capitalize on opportunities in our mobile business, particularly in those areas where we have an identified advantage and expertise, such as with our ruggedized handset models. In addition, we have developed a roadmap of 4G launches and expect to capture additional demand as a result of our tailored offerings to customers in the enterprise market, and from our entry into the wearables market. Finally, we will continue to develop our real estate portfolio, as evidenced by the rental income we recognized in the first quarter of 2015 and the contract we entered into for the sale of one floor in one of our buildings in Beijing at the end of 2014. We also started the process at the end of 2014 to secure contracts for the sale of another three floors in the same building.”

Second Quarter of 2015 Outlook

TechFaith currently expects its total revenues for the second quarter of 2015 to be in the range of US$23.0 million to US$27.0 million. The forecast represents TechFaith’s current and preliminary view, which is subject to change.

Investor Conference Call / Webcast Details

TechFaith will hold a conference call on Tuesday, May 26, 2015 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Tuesday, May 26, 2015 in Beijing) using the following dial-in numbers: +1-857-244-7316 or +1-877-280-4959. The conference call passcode is: 79884430. A live webcast of the conference call will also be available on TechFaith’s website at www.techfaithwireless.com.

A replay of the call will be available approximately 2 hours after the conclusion of the live call by telephone at +1-617-801-6888, using the following passcode: 63121941. A webcast replay will also be available at www.techfaithwireless.com.

About TechFaith

TechFaith (NASDAQ: CNTF) is a leading global mobile solutions provider for the global mobile handsets market (previously called the ODP (Original Developed Product) business)). The Company is a leading developer of ruggedized mobile phones and other devices for differentiated market segments, including the rapidly growing smartphone market targeting wireless mobile phone network operators, end users and sports enthusiasts. For more information, please visit www.techfaithwireless.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “outlook” and similar statements. Among other things, the business outlook and strategic and operational plans of TechFaith and management quotations contain forward-looking statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, among others, and in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in TechFaith’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS:

In China: Jay Ji China Techfaith Wireless Communication Technology Limited Tel: 86-10-5822-8866 ir@techfaith.cn	In the U.S.: David Pasquale Global IR Partners Tel: +1 914-337-8801 cntf@globalirpartners.com

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In Thousands of U.S. Dollars, except share and per share/ADS data)

	Three Months Ended		Three Months Ended
	March 31		December 31
	2015	2014	2014

Revenues:
ODP	$19,287	$23,455	$23,045
Brand name phone sales	4,656	2,712	2,896

Rental	766	612	752
Total net revenues	$24,709	$26,779	$26,693

Cost of revenues:
ODP	$17,794	$21,745	$19,604
Brand name phone sales	4,472	2,492	3,367

Rental	212	239	272
Total cost of revenues	$22,478	$24,476	$23,243

Gross Profit	$2,231	$2,303	$3,450

Operating expenses:
General and administrative	$2,949	$1,865	$1,861
Research and development	1,810	1,799	1,627
Selling and marketing	396	2,420	2,323
Impairment of long-lived assets	—	—	2,910
Total operating expenses	$5,155	$6,084	$8,721

Government subsidy income	1	—	666

Other operating income	—	—	2

Loss from operations	$(2,923)	$(3,781)	$(4,603)

Interest expenses	(217)	(130)	(107)

Interest income	161	443	382

Other expense	—	(1)	—
Change in fair value of put option	(30)	(60)	(60)

Loss before income taxes	$(3,009)	$(3,529)	$(4,388)

Income tax expenses	—	(32)	(296)
Net loss	$(3,009)	$(3,561)	$(4,684)
Less: net income (loss) attributable to the noncontrolling interest	140	(668)	(820)
Net loss attributable to TechFaith	$(3,149)	$(2,893)	$(3,864)

Net loss attributable to TechFaith per share
Basic	$(0.00)	$(0.00)	$(0.01)
Diluted	$(0.00)	$(0.00)	$(0.01)

Net loss attribute to TechFaith per ADS
Basic	$(0.06)	$(0.05)	$(0.07)
Diluted	$(0.06)	$(0.05)	$(0.07)

Net loss	$(3,009)	$(3,561)	$(4,684)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustment	223	(9,529)	(3,589)
Comprehensive loss	(2,786)	(13,090)	(8,273)

Less: Comprehensive income (loss) attributable to noncontrolling interest	139	(1,545)	(1,199)
Comprehensive loss attributable to TechFaith	$(2,925)	$(11,545)	$(7,074)

Weighted average shares outstanding
Basic	794,003,193	794,003,193	794,003,193
Diluted	794,003,193	794,003,193	794,003,193

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In Thousands of U.S. Dollars)

	March 31, 2015	December 31, 2014

Assets
Current assets:
Cash and cash equivalents	$165,209	$170,960
Restricted cash	4,839	4,835
Accounts receivable, net of allowances of $791 and $599 as of March 31, 2015 and December 31, 2014, respectively	14,781	10,004
Notes receivable, net	—	429
Inventories, net	16,946	10,096
Prepaid expenses and other current assets	20,245	28,151
Assets held for sale	11,960	11,949

Total current assets	$233,980	$236,424

Property, plant and equipment, net	151,361	$143,661
Land use rights, net	10,201	10,247
Acquired intangible assets, net	6,656	5,529
Other non-current assets	21,659	21,639

Total assets	$423,857	$417,500

Liabilities and equity
Current liabilities:

Accounts payable (including accounts payable of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil and $nil as of March 31, 2015 and December 31, 2014, respectively)	10,198	15,377
Notes payable (including notes payable of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil and $nil as of March 31, 2015 and December 31, 2014, respectively)	9,679	9,670
Amount due to a related party (including amount due to a related party of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil and $nil as of March 31, 2015 and December 31, 2014, respectively)	310	178
Short-term loans (including short-term loans of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil and $nil as of March 31, 2015 and December 31, 2014, respectively)	24,292	14,734

Accrued expenses and other current liabilities(including accrued expenses and other current liabilities of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $197 and $196 as of March 31, 2015 and December 31, 2014, respectively)	28,075	24,199
Advance from customers (including advance from customers of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil and $nil as of March 31, 2015 and December 31, 2014, respectively)	10,140	8,602

Deferred revenue (including deferred revenue of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil and $nil as of March 31, 2015 and December 31, 2014, respectively)	9,683	9,685
Income tax payable (including income tax payable of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $30 and $46 as of March 31, 2015 and December 31, 2014, respectively)	436	452
Put option liability (including a put option liability of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil and $nil as of March 31, 2015 and December 31, 2014, respectively)	2,070	2,040

Total current liabilities	$94,883	$84,937

Long-term loans (including long-term loans of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil and $nil as of March 31, 2015 and December 31, 2014, respectively)	3,516	4,319

Total liabilities	$98,399	$89,256

Equity

Ordinary shares ($0.00002 par value; 50,000,000,000,000 shares authorized; 794,003,193 and 794,003,193 shares issued and outstanding as of March 31, 2015 and December 31, 2014, respectively)	$16	$16
Additional paid-in capital	144,836	144,836
Accumulated other comprehensive income	48,292	48,068
Statutory reserves	23,755	23,755
Retained earnings	73,804	76,953

Total Techfaith shareholders’ equity	$290,703	$293,628

Noncontrolling interest	$34,755	$34,616

Total equity	$325,458	$328,244

Total liabilities and equity	$423,857	$417,500